Duckwall-ALCO Stores, Inc.

2002 Annual Report

And Form 10K

To Our Stockholders...



This past year our team faced the challenges of a difficult retail environment, and our Country faced the challenges of the tragic events of September 11th, which will have an affect on our lives for many years. Our response to the retail challenges included the implementation of numerous merchandising and marketing initiatives designed to increase same-store sales, including a new in-store signage program and the commencement of an ongoing store remodel program. We remodeled 32 stores in accordance with this program during fiscal 2002, incorporating our latest concepts in store design, merchandising and marketing. I am pleased to report very positive results from these efforts, as reflected in an impressive 80% improvement in diluted earnings per share during the second half of fiscal 2002, when compared with prior-year levels. This represented a great finish to the year, and we expect to realize further benefits in the current fiscal year.

Financial Performance

Sales for the year ended February 3, 2002 increased 5.5% percent to a record $411.9 million, when compared with sales of $390.6 million in the previous year. Same-store sales rose 3.0%, with sales during the second half of the year generally performing better than the first half.

Gross margin declined slightly to 32.7% of sales in fiscal 2002, versus 32.9% in fiscal 2001, primarily due to higher transportation costs and a less favorable mix of merchandise sales during the first half of the year, along with higher shrinkage costs throughout the year. However, gross margin improved, as a percentage of sales, in the final two quarters of fiscal 2002.

Our operating expense ratio declined to 30.1% of sales in the most recent fiscal year, compared with 30.2% in the previous year, due to higher same-store sales, the impact of an extra week in fiscal 2002, and lower store closing and impairment expenses. Such benefits were partly offset by investments in the Company's store remodeling program and increased general operating expenses, including incentive compensation, distribution center, insurance, and store maintenance costs.

Earnings increased to $4.8 million, or $1.13 per diluted share, compared with $4.7 million, or $1.04 per diluted share, in the previous year (excluding the cumulative one-time effect of an accounting change that reduced fiscal 2001 earnings by $173,000, or $0.04 per diluted share). We reported lower earnings in the first and second quarters of the year, when the overall retail sector was suffering from reduced consumer spending, and significantly higher earnings in the third and fourth quarters, as the Company's strategic initiatives began to produce meaningful results.

Outlook And Strategy

We are very optimistic about the future of your Company, which is beginning to harvest positive benefits from years of hard work on strategic initiatives in merchandising and marketing. We intend to remodel approximately 32 more ALCO stores this year, in accordance with our ongoing program, and current plans call for the opening of 3-5 new ALCO stores. If we continue to report solid sales and gross margin improvements in existing stores, we may consider an acceleration in the number of store openings in the future. Our strong balance sheet will, of course, support our achievement of these goals.

In the coming year we will install software and hardware designed to significantly improve the efficiency and accuracy of our central distribution center. The Company will also further invest in store systems to improve in-stock merchandise levels and inventory management.

The enhancement of shareholder value over the long term remains our highest priority, and we will continually look at ways to achieve this goal. I am proud to note that the price of Duckwall-ALCO shares on the Nasdaq National Stock Market appreciated 75% during the most recent fiscal year.

In 1901, Mr. A. L. Duckwall opened his first general merchandising store, in Abilene, Kansas, and fiscal 2002 marked your Company's 100th year of business. Few companies can boast of such an accomplishment. On behalf of management and the Board of Directors, I would like to express our thanks to the Company's loyal customers, associates, vendor partners, and shareholders for their roles in this achievement.

Respectfully submitted,



Chairman of the Board and President



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DUCKWALL-ALCO STORES, INC.

CORPORATE OFFICE & DISTRIBUTION CENTER
ABILENE, KANSAS


Duckwall-ALCO Stores, Inc. operates ALCO Discount Stores and Duckwall Variety Stores. The Company's strategy focuses on under-served markets.
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Duckwall ALCO Stores, Inc.
101 Years
1901-2002
ALCO
◇ – 174 ALCO Discount Stores
DUCKWALL'S
HOMETOWN VARIETY STORE
◇ – 88 Duckwall Variety Stores
Number indicates total stores as of April 26, 2002

This company was built on the old fashioned values of

Quality - Service - Price & Convenience.

These values are just as important today!

Glen Shank

President and Chairman of the Board



$AVINGS
means low prices EVERY DAY!
SAVINGS
$4.88



ALCO



GREAT VALUE Great Prices
$10.00



$5.99
$7.00
Charmin



DUCKWALL'S
HOMETOWN VARIETY STORE



GREAT VALUE Great Prices
$19.99



VALUE $9.99
VALUE $9.99
2-$9



GREAT VALUE Great Prices
$1.00
VALUE $2.50



SAVINGS
SAVINGS
SALE 3 for $10.00
VALUE $5.00
SALE $2.50
2.00



SAVINGS
$5.00
Tide

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 3, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission File Number 0-20269

DUCKWALL-ALCO STORES, INC.

(Exact name of registrant as specified in its charter)

Kansas	48-0201080
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 Cottage Street Abilene, Kansas	67410-2832
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number including area code: (785) 263-3350

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.0001 per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the 1,544,886 shares of Common Stock, par value $.0001 per share, of the registrant held by non-affiliates of the registrant is $20,315,251 on March 1, 2002, based on a closing sale price of $13.15. As of March 1, 2002, there were 4,151,537 shares of Common Stock outstanding.

Documents incorporated by reference: portions of the Registrant's Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

PART I

ITEM 1. BUSINESS

History

Duckwall-ALCO Stores, Inc., (the "Company" or "Registrant"), was founded as a general merchandising operation in 1901 in Abilene, Kansas by A. L. Duckwall. From its founding until 1968, the Company conducted its retail operations as small variety or "dime" stores. In 1968, the Company followed an emerging trend to discount retailing when it opened its first ALCO discount store. In 1991, the Company adopted its current business strategy that focuses on under-served markets that have no direct competition from another full-line discount retailer. This strategy includes opening either an ALCO discount store or a Duckwall variety store, depending upon the market size. As of April 26, 2002, the Company operates 262 retail stores located in the central United States, consisting of 174 ALCO retail discount stores and 88 Duckwall variety stores.

The Company was incorporated on July 2, 1915 under the laws of Kansas. The Company's executive offices are located at 401 Cottage Street, Abilene, Kansas 67410-2832, and its telephone number is (785) 263-3350.

General

The Company is a regional retailer operating 262 stores in 21 states in the central United States. The Company's strategy is to target smaller markets not served by other regional or national full-line retail discount chains and to provide the most convenient access to retail shopping within each market. The Company's ALCO discount stores offer a full line of merchandise consisting of approximately 35,000 items, including automotive, candy, crafts, domestics, electronics, fabrics, furniture, hardware, health and beauty aids, housewares, jewelry, ladies', men's and children's apparel and shoes, pre-recorded music and video, sporting goods, seasonal items, stationery and toys. The Company's smaller Duckwall variety stores offer a more limited selection of similar merchandise.

Of the Company's 174 ALCO discount stores, 137 stores are located in communities that do not have another full-line discounter. The Company intends to continue its strategy of opening ALCO stores in markets that do not have other full-line discount retailers and where the opening of an ALCO store is likely to be preemptive to the entry by other full-line discount competitors in the market. The ALCO discount stores account for 92% of the Company's net sales. While the current ALCO stores average 20,900 square feet of selling space, the Company's store expansion program is primarily directed toward stores with a design prototype of approximately 18,000 square feet of selling space ("Class 18 Stores"), which, based on the Company's experience, has been a design that maximizes return on investment for newly-constructed stores.

The Company's 88 Duckwall variety stores are primarily located in communities of less than 2,500 residents and are designed to act as the primary convenience retailer in these smaller communities. These stores, which account for the remaining 8% of the Company's net sales, average approximately 5,700 square feet of selling space and offer approximately 12,000 items. Operating Duckwall stores offer the Company the opportunity to serve the needs of a community that would not support a full-line retail discount store with a reduced investment per store.

All of the Company's discount and variety stores are serviced by the Company's 352,000 square foot distribution center in Abilene, Kansas.

Business Strategy

The Company's focus over the last two fiscal years has been to implement new merchandising and marketing initiatives in an effort to increase customer traffic and same-store sales. One of the initiatives was a remodel program. In Fiscal 2002, the Company remodeled 32 stores. These stores feature an improved merchandise mix, with greater emphasis on everyday low values that are highlighted through a new and more dominant sign program. On average, the remodeled stores have generated significant same-store sales increases, and the Company plans to continue its remodeling program next year. New store growth has been slowed during the last two fiscal years. As same store sales growth and corresponding improved operating performance continue, the Company intends to re-focus on executing a business strategy that includes the following key components:

Markets: The Company intends to open ALCO stores in towns with populations of typically less than 5,000 that are in trade areas with populations of less than 16,000 where: (1) there is no direct competition from national or regional full-line discount retailers; (2) economic and demographic criteria indicate the market is able to commercially support a discount retailer; and (3) the opening of an ALCO store would significantly reduce the likelihood of the entry into such market by another full-line discount retailer. This key component of the Company's strategy has guided the Company in both its opening of new stores and in its closing of existing stores. Since 1991, the Company has opened 122 ALCO discount stores (with an approximate average size of 18,500 square feet of selling space) and 87 Duckwall variety stores. Except for eight stores, each of the new ALCO and Duckwall stores was opened in a primary market in which there was no direct competition from a national or regional full-line discount retailer.

Market Selection: The Company has a detailed process that it uses to analyze under-served markets which includes examining factors such as distance from competition, trade area, disposable income and retail sales levels. Markets that are determined to be sizable enough to support an ALCO or a Duckwall store, and that have no direct competition from another full-line discount retailer, are examined closely and eventually selected or passed over by the Company's experienced management team.

Store Expansion: The Company's expansion program is designed primarily around the prototype Class 18 Store. This prototype details for each new store plans for shelf space, merchandise presentation, store items to be offered, parking, storage, as well as other store design considerations. The 18,000 square feet of selling space is large enough to permit a full line of the Company's merchandise, while minimizing capital expenditures, required labor costs and general overhead costs. The Company will also consider opportunities in acceptable markets to open ALCO stores in available space in buildings already constructed. The Company's expansion strategy for its Duckwall variety stores is based on opportunities presented to the Company in smaller communities where there is a need and where existing premises are available for lease with a relatively low cost and which provide the Company with limited downside exposure.

Technology: The Company is continually improving its management information technologies to support the operation of the Company. In fiscal 1999, the Company implemented a new system for merchandise administration and distribution. In fiscal 2000, the Company completed the roll-out of new point-of-sale ("POS") store software that has extended the life and capabilities of its POS hardware. In conjunction with this roll-out of POS software, the stores received radio frequency hand held devices to allow for additional operating efficiencies. The Company also devoted resources to identify and fix or replace software and hardware that was not year 2000 compliant. In fiscal 2001 and fiscal 2002, the Company continued to devote resources to development of long-term projects that are expected to improve operational efficiencies and performance, including the selection of a warehouse management software package that is expected to go into production in fiscal 2003.

Advertising and Promotion: The Company utilizes full-color photography advertising circulars of 8 to 28 pages distributed by insertion into newspapers or by direct mail where newspaper service is inadequate. During fiscal 2002, these circulars were distributed 35 times in ALCO markets. In its Duckwall markets, the Company advertises approximately 13 times a year during seasonal promotions. The Company's marketing program is designed to create an awareness, on the part of its identified target customer base, of the Company's comprehensive selection of merchandise and its competitive pricing. During fiscal 1999, the Company began market research and planning for the initial roll-out in fiscal 2000, of its new pricing strategy "Down Home Savings". This strategy has benefitted customers by offering sharper prices everyday on products that typically would have been subject to promotional pricing and markdowns. During fiscal 2003, the Company will distribute approximately 35 circulars in ALCO markets, and advertise approximately 13 times during seasonal promotions in the Duckwall stores.

Store Environment: The Company's stores are open, clean, bright and offer a pleasant atmosphere with disciplined product presentation, attractive displays and efficient check-out procedures. The Company endeavors to staff its stores with courteous, highly motivated, knowledgeable store associates in order to provide a convenient, friendly and enjoyable shopping experience.

Store Development

The Company expects to open approximately 3 to 5 ALCO stores during fiscal year 2003, and approximately 4 ALCO stores during each of the fiscal years 2004 and 2005.

The Company's strategy regarding store development is to increase sales and profitability at existing stores by continually refining the merchandising mix and improving operating efficiencies, and through new store openings in the Company's targeted base of under-served markets in the central United States. Since fiscal 1995, the Company has opened a total of 90 ALCO stores with an average selling area of approximately 18,500 square feet, and 67 Duckwall stores. The following table summarizes the Company's growth during the past three fiscal years:

	2000		2001		2002		Year-to-Date 2003	
	ALCO	Duckwall	ALCO	Duckwall	ALCO	Duckwall	ALCO	Duckwall
Stores Opened	12	9	5	0	4	0	0	0
Stores Closed	5	4	4	3	2	5	2	0
Net New Stores	7	5	1	(3)	2	(5)	(2)	0

The Company intends to primarily utilize the 18,000 square foot store profile for new ALCO store openings. Currently, the Company owns 13 ALCO and 2 Duckwall locations, and leases 161 ALCO and 86 Duckwall store locations. The Company's present intention is to lease all new Duckwall stores. The Company may own some of the ALCO locations, but will generally try to lease these store locations.

Before entering a new market with an ALCO or Duckwall store, the Company analyzes and screens available competitive, market, and demographic data to evaluate the suitability and attractiveness of the potential market. The process involves an objective review of selection criteria including, among other factors, distance and drive time to discount retail competitors, demographics, retail sales levels, existence and stability of major employers, location of county government and distance from the Company's distribution center. The screening process also involves a visit by officers of the Company to more subjectively evaluate the potential new site. There are currently over 100 communities known by the Company to have met the Company's ALCO and Duckwall initial market selection process. The Company is in the site selection and/or procurement process in approximately 20 of those markets, each of which has been approved by the Company for a new store location.

The estimated investment to open a new Class 18 Store is approximately $1.375 million for the land, building, equipment, and inventory.

Store Environment and Merchandising

The Company manages its stores to attractively and conveniently display a full line of merchandise within the confines of the stores' available square footage. Corporate merchandising direction is provided to each ALCO and Duckwall store to ensure a consistent company-wide store presentation. To facilitate long-term merchandising planning, the Company divides its merchandise into three core categories driven by the Company's customer profile: primary, secondary, and convenience. The primary core receives management's primary focus, with a wide assortment of merchandise being placed in the most accessible locations within the stores and receiving significant promotional consideration. The secondary core consists of categories of merchandise for which the Company maintains a strong assortment that is easily and readily identifiable by its customers. The convenience core consists of categories of merchandise for which ALCO will maintain convenient (but limited) assortments, focusing on key items that are in keeping with customers' expectations for a discount store. Secondary and convenience cores include merchandise that the Company feels is important to carry, as the target customer expects to find them within a discount store and they ensure a high level of customer traffic. The Company continually evaluates and ranks all product lines, shifting product classifications when necessary to reflect the changing demand for products.

Purchasing

Procurement and merchandising of products is directed by the Company's Senior Vice President - Merchandise, who reports to the Company's President. The Senior Vice President - Merchandise is supported by a staff of three Vice President - Divisional Merchandise Managers who are each responsible for specific product categories. The Company employs 24 merchandise buyers and two assistant buyers who each report to a Vice President - Divisional Merchandise Manager. Buyers are assisted by a management information system that provides them with current price and volume information by SKU, thus allowing them to react quickly with buying and pricing adjustments dictated by customer buying patterns.

The Company purchases its merchandise from approximately 2,200 suppliers. The Company generally does not utilize long-term supply contracts. No single supplier accounted for more than 5% of the Company's total purchases in fiscal 2002 and competing brand name and private label products are available from other suppliers at competitive prices. The Company believes that its relationships with its suppliers are good and that the loss of any one or more of its suppliers would not have a material adverse effect on the Company.

Pricing

Merchandise pricing is done at the corporate level and is essentially the same for all of the ALCO stores, regardless of the level of local competition. This pricing strategy, with its promotional activities, is designed to bring consistent value to the customer. In fiscal 2003, promotions on various items will be offered approximately 34 times through advertising circulars. Even though the same general pricing and advertising activities are carried out for all ALCO stores, the impact of such activities is significantly different depending upon the level of competition in the market.

Distribution and Transportation

The Company operates a 352,000 square foot distribution center in Abilene, Kansas, from which it services each of the 174 ALCO discount stores and 88 Duckwall variety stores. This distribution center is responsible for distributing approximately 80% of the Company's merchandise, with the balance being delivered directly to the Company's stores by its vendors. This distribution center ships to each of the Company's stores once a week, primarily through irregular route common carriers. The Company also utilizes its wholly owned subsidiary, SPD Truck Line, Inc. (the "Subsidiary") for delivery to the stores. The distribution center is fully integrated into the Company's management information system, allowing the Company to utilize such cost cutting efficiencies as perpetual inventories, safety programs, and employee productivity software.

The Subsidiary acts as a contract carrier for the Company in transporting goods to and from its stores. The Subsidiary leases and uses five tractors and 24 trailers for such deliveries.

Management Information Systems

The Company has committed significant resources to the purchase and application of available computer hardware and software to its discount retailing operations with the intent to lower costs, improve customer service and enhance general business planning.

In general, the Company's merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, sales information and inventory maintenance and replenishment. All of the Company's ALCO discount stores have POS computer terminals that record certain sales data in a format that can be transmitted nightly to the Company's data processing facility where it is used to produce daily and weekly management reports. In fiscal 1999, the Company implemented a new system for merchandise administration and distribution. In fiscal 2000, the Company completed the roll-out of new POS store software that has extended the life and capabilities of its POS hardware. In conjunction with this roll-out of POS software, the stores received radio frequency hand held devices to allow for additional operating efficiencies. In fiscal 2001 and fiscal 2002, the Company continued to devote resources to development of long-term projects that will improve operational efficiencies and performance, including the selection of a warehouse management software package that is expected to go into production in fiscal 2003.

Approximately 1,000 of the Company's merchandise suppliers currently participate in the Company's electronic data interchanges ("EDI") system, which makes it possible for the Company to place purchase orders electronically. Many of these suppliers are able to utilize additional EDI functions, including transmitting invoices and advance shipment notices to the Company and receiving sales history from the Company.

Store Locations

As of April 26, 2002, the Company operated 174 ALCO stores in 21 states located in smaller communities in the central United States. Of the ALCO stores, 13 are owned by the Company and 161 are leased to the Company. The ALCO stores average approximately 20,900 square feet of selling space, with an additional 5,000 square feet utilized for merchandise processing, temporary storage and administration. The Company also operates 88 Duckwall stores in 11 states, two of which are owned by the Company, and 86 of which are leased by the Company. The geographic distribution of the Company's stores is as follows:

Duckwall Stores (88)

Arkansas (1)	Colorado (6)	Iowa (6)	Kansas (37)	Missouri (1)	Nebraska (8)
New Mexico (1)	North Dakota (1)	Oklahoma (8)	South Dakota (3)	Texas (16)	

ALCO Stores (174)

Arizona (6)	Arkansas (6)	Colorado (11)	Idaho (3)	Illinois (8)	Indiana (14)
Iowa (8)	Kansas (24)	Minnesota (7)	Missouri (3)	Montana (1)	Nebraska (16)
New Mexico (8)	North Dakota (7)	Ohio (6)	Oklahoma (8)	South Dakota (8)	Texas (23)
Utah (3)	Wisconsin (1)	Wyoming (3)			

Competition

While the discount retail business in general is highly competitive, the Company's business strategy is to locate its ALCO discount stores in smaller markets where there is no direct competition with larger national or regional full-line discount chains, and where it is believed no such competition is likely to develop. Accordingly, the Company's primary method of competing is to offer its customers a conveniently located store with a wide range of merchandise at discount prices in a primary trade area population under 16,000 that does not have a large national or regional full-line discount store. The Company believes that trade area size is a significant deterrent to larger national and regional full-line discount chains. Duckwall variety stores are located in very small markets, and like the ALCO stores, emphasize the convenience of location to the primary customer base.

In the discount retail business in general, price, merchandise selection, merchandise quality, advertising and customer service are all important aspects of competing. The Company encounters direct competition with national full-line discount stores in 26 of its ALCO markets, and another 11 ALCO stores are in direct competition with regional full-line discount stores. The competing regional and national full-line discount retailers are generally larger than the Company and the stores of such competitors in the Company's markets are substantially larger, have a somewhat wider selection of merchandise and are very price competitive in some lines of merchandise. Where there are no national or regional full-line discount retail stores directly competing with the Company's ALCO stores, the Company's customers nevertheless shop at retail discount stores and other retailers located in regional trade centers, and to that extent the Company competes with such discount stores and retailers. The Company also competes for retail sales with mail order companies, specialty retailers, mass merchandisers, dollar stores, manufacturers outlets, and the internet. In the 124 markets in which the Company operates a Class 18 Store, there is no direct competition from a national or regional full-line discount retailer. The Company competes with dollar stores in approximately two-thirds of its ALCO stores and approximately forty percent of its Duckwall stores.

Executive Officers of the Company

The following table sets forth the names, ages, positions and certain other information regarding the executive officers of the Company as of April 26, 2002.

Name	Age	Position
Glen L. Shank	57	Chairman of the Board and President
James E. Schoenbeck	58	Senior Vice President - Operations and Advertising
James R. Fennema	51	Senior Vice President - Merchandise
Richard A. Mansfield	46	Vice President - Finance and Treasurer
Tom L. Canfield, Jr.	48	Vice President - Distribution and Administration

Except as set forth below, all of the executive officers have been associated with the Company in their present position or other capacity for more than the past five years. There are no family relationships among the executive officers of the Company.

Glen L. Shank has served as President of the Company since June 1988 and as Chairman of the Board since May 1991. Between 1982 and 1988, Mr. Shank served as Vice President of Merchandising of the Company. Prior to 1982, Mr. Shank served as a Buyer and as a Merchandise Manager for the Company. Mr. Shank has approximately 35 years of experience in the retail industry.

James E. Schoenbeck has served as Vice President of Store Operations and Advertising since 1988. From 1979 to 1988, Mr. Schoenbeck served as the Vice President of Administration. Mr. Schoenbeck has approximately 28 years of experience in the retail industry.

James R. Fennema has served as Vice President - Merchandise of the Company since March 1993. For the four years prior to that he served as Vice President and a divisional merchandise manager with Caldor, Inc., a chain of regional discount stores in New England and the mid-Atlantic states of the United States. For more than the four years prior to that he served as a divisional merchandise manager of Fishers Big Wheel, a regional chain discount retailer. Mr. Fennema has approximately 29 years of experience in the retail industry.

Richard A. Mansfield has served as Vice President - Finance and Treasurer of the Company since May 1997. For the two years prior to that he served as Chief Financial Officer of Country General Stores, Inc., a regional chain of specialty farm and ranch stores located in the Midwest. For the three years prior to that he served as Chief Financial Officer of American Laminates, Inc. and Relco, Inc. Mr. Mansfield has approximately 21 years of experience in the retail industry.

Tom L. Canfield, Jr. has served as Vice President - Distribution and Administration since 1992. From 1973 to 1992, Mr. Canfield served in various capacities with the Company. Mr. Canfield has approximately 29 years of experience in the retail industry.

Employees

As of April 26, 2002, the Company employed approximately 5,200 people, of whom approximately 500 were employed in the general office and distribution center in Abilene, 4,100 in the ALCO stores and 600 in the Duckwall stores. Approximately 3,000 additional employees are hired on a seasonal basis, most of whom are sales personnel. There is no collective bargaining agent for any of the Company's employees. The Company considers its relations with its employees to be excellent.

ITEM 2. PROPERTIES.

The Company owns facilities in Abilene, Kansas that consist of a general office (approximately 35,000 square feet), the Distribution Center (approximately 352,000 square feet) and additional warehouse space adjacent to the general office.

Thirteen of the ALCO stores and two of the Duckwall stores operate in buildings owned by the Company. The remainder of the stores operate in properties leased to the Company. Such ALCO leases expire as follows: approximately 369,922 square feet (8.2%) expire between April 26, 2002 and February 2, 2003; approximately 655,864 square feet (14.5%) expire between February 3, 2003 and February 1, 2004; and approximately 499,849 square feet (11.1%) expire between February 2, 2004 and January 31, 2005. The remainder expire through 2021. All Duckwall store leases have terms remaining of five years or less.

ITEM 3. LEGAL PROCEEDINGS.

Neither the Company nor any of its subsidiaries is involved in any material pending legal proceedings, other than routine litigation incidental to their businesses.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the stockholders of the Company during the fourth quarter of the fiscal year ended February 3, 2002.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Common Stock of the Company is quoted on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol "DUCK." The following table sets forth the range of high and low bid information for the Company's Common Stock for each quarter of fiscal 2002 and 2001.

		High	Low
Fiscal 2001	First quarter	$9.25	$7.50
	Second quarter	10.13	7.78
	Third quarter	9.63	7.63
	Fourth quarter	8.75	4.63
Fiscal 2002	First quarter	$7.25	$5.25
	Second quarter	8.80	6.32
	Third quarter	8.85	6.90
	Fourth quarter	11.03	7.81

As of April 5, 2002, there were approximately 1,302 holders of record of the Common Stock of the Company. The Company has not paid cash dividends on its Common Stock during the last five fiscal years. The terms of the Loan and Security Agreement, dated as of April 15, 2002, between the Company and Fleet Retail Finance Inc. allow for the payment of dividends unless certain loan covenants are triggered, which are not expected to occur during fiscal 2003.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	491,550	9.42	87,061
Equity compensation plans not approved by security holders	0		0
Total	491,550	9.42	87,061

ITEM 6. SELECTED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA
(dollars in thousands, except per share and store data)

The selected consolidated financial data presented below for, and as of the end of, each of the last five fiscal years under the captions Statements of Operations Data and Balance Sheet Data have been derived from the audited consolidated financial statements of the Company. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Item 7) and the consolidated financial statements, related notes, and other financial information included herein.

	Fiscal Year Ended				
Statements of Operations Data	**February 3, 2002**	**January 28, 2001**	**January 30, 2000**	**January 31, 1999**	**February 1, 1998**
Net sales	$411,871	$390,584	$380,504	$363,509	$323,254
Cost of sales	277,272	262,040	252,691	239,442	212,982
Gross margin	134,599	128,544	127,813	124,067	110,272
Selling, general and administrative expenses (including provision for asset impairment and store closure)	117,764	111,535	107,168	102,357	89,661
Depreciation and amortization	6,380	6,233	6,396	5,974	4,805
Income from operations	10,455	10,776	14,249	15,736	15,806
Interest expense	2,778	3,254	3,672	4,234	3,525
Earnings before income taxes	7,677	7,522	10,577	11,502	12,281
Income tax expense	2,923	2,843	4,019	4,287	4,790
Earnings before cumulative effect of accounting change	4,754	4,679	6,558	7,215	7,491
Cumulative effect of accounting change, net of income tax benefit of $111 in 2001 and $611 in 1999 (1) (2)	0	-173	0	-956	0
Net earnings	$4,754	$4,506	$6,558	$6,259	$7,491
Per Share Information:					
Earnings per share - basic:					
Earnings before cumulative effect of accounting change	$1.13	$1.04	$1.32	$1.41	$1.47
Cumulative effect of accounting change	0.00	-0.04	0.00	-0.19	0.00
Net earnings	$1.13	$1.00	$1.32	$1.22	$1.47
Earnings per share - diluted:					
Earnings before cumulative effect of accounting change	$1.13	$1.04	$1.32	$1.40	$1.46
Cumulative effect of accounting change	0.00	-0.04	0.00	-0.19	0.00
Net earnings	$1.13	$1.00	$1.32	$1.21	$1.46
Weighted average shares outstanding:					
Basic	4,191,809	4,482,153	4,967,332	5,111,461	5,096,322
Diluted	4,207,560	4,501,106	4,967,332	5,154,860	5,148,818
Operating Data					
Stores open at year-end	264	267	269	257	225
Stores in non-competitive markets at year-end (3)	221	222	220	206	176
Percentage of total stores in non-competitive markets (3)	83.71%	83.15%	81.78%	80.20%	78.20%
Net sales of stores in non-competitive markets (3)	$317,585	$299,713	$281,263	$259,524	$224,117
Percentage of net sales from stores in non-competitive markets (3)	77.12%	76.70%	73.90%	71.40%	69.30%
Comparable store sales for all stores (4)	2.90%	0.40%	-0.10%	0.90%	0.60%
Comparable store sales for stores in non-competitive markets (3)(4)	2.94%	1.80%	1.80%	1.40%	1.60%
Balance Sheet Data					
Total assets	$165,286	$170,094	$178,179	$172,474	$158,114
Total debt (includes capital lease obligation and current maturities)	26,437	35,153	41,761	45,608	39,718
Stockholders' equity	95,590	92,506	90,218	86,426	80,394

(1) Effective October 30, 2000, the Company, in response to the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), changed its method of accounting for layaway sales, retroactive to the beginning of the year. Previously, the Company recognized revenue on the entire amount of layaway sales at the time merchandise was

placed on layaway. Under the new method, revenue on layaway sales are recognized upon delivery of the merchandise to the customer.

(2) Effective November 1, 1998, the Company adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start up Activities, retroactive to the beginning of the year. Under the new method, the Company expenses store preopening costs as incurred rather than over the initial 12-months of a store's operation..

(3) "Non-competitive" markets refer to those markets where there is not a national or regional full-line discount store located in the primary market served by the Company. The Company's stores in such non-competitive markets nevertheless face competition from various sources. See Item 1 "Business-Competition".

(4) Percentages, as adjusted to a comparable 52 week year, reflect the increase or decrease based upon a comparison of the applicable fiscal year with the immediately preceding fiscal year for stores open during the entirety of both years.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE STATEMENTS MADE IN THIS REPORT ON FORM 10-K ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS, FINANCIAL CONDITION OR BUSINESS COULD DIFFER MATERIALLY FROM ITS HISTORICAL RESULTS, FINANCIAL CONDITION OR BUSINESS, OR THE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW UNDER THE CAPTION "FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THE COMPANY'S REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Reference is hereby made to the description of the Company's business appearing in Item 1.

The Company's fiscal year ends on the Sunday closest to January 31. Fiscal 2002 consisted of 53 weeks, and Fiscal 2001 and 2000 each consisted of 52 weeks.

As used below, the term "competitive market" refers to any market in which there is one or more national or regional full-line discount stores located in the primary market served by the Company. The term "non-competitive market" refers to any market in which there is no national or regional full-line discount store located in the primary market served by the Company. Even in a non-competitive market, the Company faces competition from a variety of sources. See Item 1 "Business-Competition".

Critical Accounting Policies

As discussed in Note 1 (d) to the Consolidated Financial Statements, inventories are stated at the lower of cost or net realizable value with cost determined using the last-in, first-out (LIFO) method. The retail inventory method ("RIM") used by the Company is an averaging method that has been widely used in the retail industry. This method calculates a cost to retail ratio that is applied to the retail value of inventory to calculate cost inventory and the resulting gross margin.

Use of the RIM method does not eliminate the use of management judgments and estimates, including markdowns and shrinkage, which significantly impact the ending inventory valuation at cost and the resulting gross margins. The Company continually evaluates product categories to determine if markdown action is appropriate, or if a markdown reserve should be established. The Company recognizes that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. As of February 3, 2002, the Company had recorded markdowns that had not been taken and which served to reduce inventories to lower of cost or market by approximately $1,355,000.

Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

The Company considers determination of impairment of long-lived assets as a critical accounting policy because determination as to whether the long-lived assets of a store are impaired and, if impaired, the fair value of such assets requires the use of judgment, particularly as it relates to projecting whether the sum of expected undiscounted future cash flows for the store over an extended period of time will equal or exceed the carrying value of such assets. Management uses the best information available to make the determination; however, actual future cash flows for the store may vary significantly from the cash flows projected in conjunction with the impairment assessment. The potential impact on the financial statements of incorrect judgments regarding impairment of long-lived assets is that a provision for impairment could be needlessly recorded if projected future cash flows for a store are significantly under estimated or a provision for impairment could be deferred until later determined necessary in a future period if initial projected cash flows are over estimated. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's accounting policy for impairment of long-lived assets.

Results of Operations

The following table sets forth, for the fiscal years indicated, the components of the Company's consolidated statements of operations expressed as a percentage of net sales:

	Fiscal Year Ended		
	February 3, 2002	January 28, 2001	January 30, 2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	67.3	67.1	66.4
Gross margin	32.7	32.9	33.6
Selling, general and administrative expenses	28.4	28.2	28.1
Depreciation and amortization	1.6	1.6	1.7
Provision for asset impairment and store closure	.1	.4	.1
Total operating expenses	30.1	30.2	29.9
Income from operations	2.6	2.7	3.7
Interest expense	.7	.8	1.0
Earnings before income taxes	1.9	1.9	2.7
Income tax expense	.7	.7	1.0
Earnings before cumulative effect of accounting change	1.2	1.2	1.7
Cumulative effect of accounting change, net of tax	.0	.0	.0
Net earnings	1.2 %	1.2 %	1.7 %

Fiscal 2002 Compared to Fiscal 2001

Net sales for fiscal 2002 increased $21.3 million or 5.5% to $411.9 million compared to $390.6 million for fiscal 2001. During fiscal 2002, the Company opened 4 ALCO stores, all of which were in new non-competitive markets. Two ALCO and five Duckwall stores were closed, resulting in a year end total of 264 stores. The increase in net sales was due to new stores opened over the last two fiscal years, a comparable store sales increase of 3.0%, and $5.9 million in sales from the extra week in Fiscal 2002 compared to Fiscal 2001. Net sales for all stores open the full year in both fiscal 2002 and 2001 (comparable stores), increased by $11.0 million or 2.9% in fiscal 2002 compared to fiscal 2001. Sales in the Class 18 Stores, the main focus of the Company's expansion efforts, increased $5.5 million, or 3.1%. Sales strengthened in the second half of the year due to the success of the ongoing store remodeling program, along with other merchandising and marketing initiatives designed to improve sales.

Gross margin for fiscal 2002 increased $6.1 million, or 4.7%, to $134.6 million compared to $128.5 million in fiscal 2001. As a percentage of net sales, gross margin decreased to 32.7% in fiscal 2002 compared to 32.9% in fiscal 2001. The decline in the gross margin percentage was attributable to higher transportation costs and shrinkage. Gross margin for the first two quarters of the fiscal year declined from 33.4% in fiscal 2001 to 32.5% in fiscal 2002, due to an unfavorable mix of sales, higher transportation costs and shrinkage. The results of the third and fourth quarters were favorably impacted by a more favorable mix of sales, due in part to the store remodel program and other merchandising and marketing initiatives. Gross margin for the third and fourth quarters increased from 32.5% in fiscal 2001 to 32.9% in fiscal 2002.

Selling, general and administrative expenses increased $7.1 million or 6.5% to $117.2 million in fiscal 2002 compared to $110.0 million in fiscal 2001, primarily due to higher insurance and distribution center costs. As a percentage of net sales, selling, general and administrative expenses were 28.4% in fiscal 2002 and 28.2% in fiscal 2001. Selling, general and administrative expense was unfavorably impacted by the sale-leaseback transaction for $2.1 million that was completed at the end of fiscal year 2001. The sale-leaseback impacts selling, general and administrative expense through higher store rent expense, with a corresponding reduction in depreciation and interest expense.

The provision for asset impairment and store closure decreased $901,000, or 60%, to $601,000 in fiscal 2002 compared to $1.5 million in fiscal 2001. Those amounts comprise $498,000 for asset impairment and $103,000 for store closing in fiscal 2002, and $1.2 million for asset impairment and $320,000 for store closing in fiscal 2001. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. For purposes of determining impairment, assets are grouped at the store level. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. A provision for store closure expense is recorded in the period the decision to close a store is made and a definitive plan of closure for such store is put in place that will be completed in the near term. Such store closure expenses consist primarily of lease costs and property tax amounts that relate to the period subsequent to the date of closure. Store closure expense represents costs to close 2 ALCO and 2 Duckwall stores in fiscal 2002, and 4 ALCO stores and 4

Duckwall stores in fiscal 2001. Included in store closure expense are expenses accrued for stores expected to be closed as well as others closed during the current year. Because there is a smaller investment in fixtures and leasehold costs, the cost to close a Duckwall store is smaller than the cost to close an ALCO store. During fiscal 2002 a provision for impairment had been recorded for two fuel centers for which operations had not been closed nor had a decision been made to close. Depreciation expense that the Company will not experience as a result of the assets impaired in fiscal 2002 will be approximately $89,000 for fiscal 2003.

Income from operations decreased $321,000, or 3.0%, to $10.5 million in fiscal 2002 compared to $10.8 million in fiscal 2001. Income from operations as a percentage of net sales decreased to 2.5% in fiscal 2002 from 2.7% in fiscal 2001.

Interest expense decreased $476,000, or 14.6%, in fiscal 2002 compared to fiscal 2001. The reduction in interest expense is due primarily to lower interest rates.

Income taxes were $2.9 million in fiscal 2002 compared to $2.8 million in fiscal 2001. The Company's effective tax rate was 38.1% in fiscal 2002 and 37.8% in fiscal 2001.

Earnings before the cumulative effect of accounting change for fiscal 2002 increased by $75,000, or 1.6%, to $4.8 million compared to $4.7 million in fiscal 2001.

Fiscal 2001 Compared to Fiscal 2000

Net sales for fiscal 2001 increased $10.1 million or 2.7% to $390.6 million compared to $380.5 million for fiscal 2000. During fiscal 2001, the Company opened 5 ALCO stores, all of which were in new non-competitive markets. Seven stores were closed, resulting in a year end total of 267 stores. Substantially all of the increase in net sales was due to new stores opened over the last two fiscal years. Net sales for all stores open the full year in both fiscal 2001 and 2000 (comparable stores), increased by $1.5 million or .4% in fiscal 2001 compared to fiscal 2000. Sales in the Class 18 Stores, the main focus of the Company's expansion efforts, increased $2.4 million, or 1.5%. Sales softened in the second half of the year as consumer spending in the Company's small markets was impacted by higher interest rates, high transportation and home heating costs, and a weak farm economy.

Gross margin for fiscal 2001 increased $0.7 million, or 0.6%, to $128.5 million compared to $127.8 million in fiscal 2000. As a percentage of net sales, gross margin decreased to 32.9% in fiscal 2001 compared to 33.6% in fiscal 2000. The decline in the gross margin percentage was attributable to higher transportation costs, markdowns, and the mix of sales.

Selling, general and administrative expenses increased $3.3 million or 3.1% to $110.0 million in fiscal 2001 compared to $106.7 million in fiscal 2000, primarily due to higher advertising and utilities costs. Also included are expenses associated with the development and implementation of key initiatives that are designed to improve sales and profits in fiscal 2002 and future years. As a percentage of net sales, selling, general and administrative expenses was 28.2% in fiscal 2001 and 28.1% in fiscal 2000. Selling, general and administrative expense was unfavorably impacted by the sale-leaseback transaction for $6.1 million that was completed at the end of fiscal year 2000. The sale-leaseback impacts selling, general and administrative expense through higher store rent expense, with a corresponding reduction in depreciation and interest expense.

The provision for asset impairment and store closure increased $1.0 million, or 224%, to $1.5 million in fiscal 2001 compared to $0.5 million in fiscal 2000. Those amounts comprise $1.2 million for asset impairment and $320,000 for store closing in fiscal 2001, and $294,000 for asset impairment and $169,000 for store closing in fiscal 2000. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. For purposes of determining impairment, assets are grouped at the store level. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. A provision for store closure expense is recorded in the period the decision to close a store is made and a definitive plan of closure for such store is put in place that will be completed in the near term. Such store closure expenses consist primarily of lease costs and property tax amounts that relate to the period subsequent to the date of closure. Store closure expense represents costs to close 4 ALCO stores and 4 Duckwall stores in fiscal 2001, and 3 ALCO and 5 Duckwall stores in fiscal 2000. Included in store closure expense are expenses accrued for stores expected to be closed as well as others closed during the current year. Because there is a smaller investment in fixtures and leasehold costs, the cost to close a Duckwall store is smaller than the cost to close an ALCO store. At the end of fiscal 2001 a provision for impairment had been recorded for 6 ALCO and 5 Duckwall stores for which stores had not been closed nor had a decision been made to close such stores. Depreciation expense that the Company will not experience as a result of these impairments will be approximately $210,000 for fiscal 2002.

Income from operations decreased $3.5 million, or 24.4%, to $10.8 million in fiscal 2001 compared to $14.2 million in fiscal 2000. Income from operations as a percentage of net sales decreased to 2.7% in fiscal 2001 from 3.7% in fiscal 2000.

Interest expense decreased $418,000, or 11.4%, in fiscal 2001 compared to fiscal 2000. The reduction in interest expense is due primarily to the reduction in borrowing due to the sale-leaseback transactions previously discussed.

Income taxes were $2.8 million in fiscal 2001 compared to $4.0 million in fiscal 2000. The Company's effective tax rate was 37.8% in fiscal 2001 and 38.0% in fiscal 2000.

Earnings before the cumulative effect of accounting change for fiscal 2001 decreased by $1.9 million, or 28.7%, to $4.7 million compared to $6.6 million in fiscal 2000.

Seasonality and Quarterly Results

The following table sets forth the Company's net sales, gross margin, income from operations, and net earnings during each quarter of fiscal 2000, 2001, and 2002.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(dollars in millions)			
Fiscal 2000	Net Sales	$87.0	$94.2	$87.6	$111.7
	Gross Margin	29.1	31.9	30.7	36.1
	Income from operations	2.0	3.9	2.6	5.7
	Net Earnings	0.7	1.9	1.0	3.0
Fiscal 2001	Net Sales	91.1	99.5	89.3	110.7
	Gross Margin	30.3	33.3	30.0	34.9
	Income from operations	1.7	3.9	1.1	4.1
	Net Earnings (1)	0.6	1.9	0.1	2.1
Fiscal 2002	Net Sales	91.8	101.8	94.8	123.5
	Gross Margin	29.7	33.2	32.5	39.2
	Income from operations	0.8	2.3	1.4	6.0
	Net Earnings	0.1	0.9	0.4	3.4

(1) Represents earnings before the cumulative effect of accounting change

The Company's business is subject to seasonal fluctuations. The Company's highest sales levels occur in the fourth quarter of its fiscal year which includes the Christmas holiday selling season. The Company's results of operations in any one quarter are not necessarily indicative of the results of operations that can be expected for any other quarter or for the full fiscal year. The Company's results of operations may also fluctuate from quarter to quarter as a result of the amount and timing of sales contributed by new stores and the integration of the new stores into the operations of the Company, as well as other factors. The addition of a large number of new stores can, therefore, significantly affect the quarterly results of operations. Also, refer to Impact of Change in Accounting Principle and Note 10 to the Consolidated Financial Statements regarding the impact of the accounting change on quarterly results.

Inflation

Management does not believe that its merchandising operations have been materially affected by inflation over the past few years. The Company will continue to monitor costs, take advantage of vendor incentive programs, selectively buy from competitive vendors and adjust merchandise prices based on market conditions.

The Company's operating expenses have been impacted by increases in general and medical insurance, as well as competitive pressures in wages in selected markets. See additional discussion of wages in the "Government Regulation" section.

Liquidity and Capital Resources

At the end of fiscal 2002, working capital (defined as current assets less current liabilities) was $71.1 million compared to $94.0 million at the end of fiscal 2001 and $95.9 million at the end of fiscal 2000. The decrease in working capital was due to the classification of the revolving loan as a current liability as it became due on April 15, 2002. On April 15, 2002, that revolving loan was replaced with a new revolving loan that matures in April 2006.

The Company's primary sources of funds are cash flow from operations, borrowings under its revolving loan credit facility, vendor trade credit financing and lease financing. In fiscal years 2002, 2001 and 2000, the Company completed a sale-leaseback of a number of its owned stores. The proceeds from these transactions amounted to $0.6 million, $2.0 million and $6.1 million in fiscal years 2002, 2001 and 2000, respectively.

Cash provided by operating activities aggregated $11.1 million, $7.3 million, and $10.5 million, in fiscal 2002, 2001 and 2000, respectively. The increase in cash provided in fiscal 2002 relative to fiscal 2001 resulted primarily from an increase in income taxes payable as well as a similar balance in accounts payable at the end of each fiscal year. The decrease in cash provided in fiscal 2001 relative to fiscal 2000 resulted primarily from earnings as well as a decrease in accounts payable.

The Company uses its revolving loan credit facility and vendor trade credit financing to fund the build up of inventories periodically during the year for its peak selling seasons and to meet other short-term cash requirements. The revolving loan credit facility provides up to $70 million of financing in the form of notes payable and letters of credit. The loan agreement expires in April 2006. The Company had borrowings available at February 3, 2002 under the revolving loan credit facility amounting to $49.2 million. Short-term trade credit represents a significant source of financing for inventory to the Company. Trade credit arises from the willingness of the Company's vendors to grant payment terms for inventory purchases.

In fiscal 2002, the Company made net cash payments on its revolving credit facility of $7.5 million, made cash payments of $1.2 million to reduce its long-term debt and capital lease obligations, and repurchased $1.7 million of Company stock. In fiscal 2001, the Company made net cash payments on its revolving credit facility of $4.8 million, made cash payments of $1.8 million to reduce its long-term debt and capital lease obligations, and repurchased $3.0 million of Company stock. In fiscal 2000, the Company made net cash payments on its revolving credit facility of $178,000, made cash payments of $3.7 million to reduce its long-term debt and capital lease obligations, and repurchased $2.8 million of Company stock. The Company executed operating leases for 36 additional stores during the three year period ending in fiscal 2002. The Company's long-range plan assumes growth in the number of stores in smaller markets where there is less competition, and, in accordance with this plan, 4 new stores were opened in fiscal 2002 and 3 to 5 new stores are expected to be opened in fiscal 2003. The Company believes that with the $70 million line of credit, sufficient capital is available to fund the Company's planned expansion.

Cash used for acquisition of property and equipment in fiscal 2002, 2001 and 2000 totaled $6.0 million, $5.9 million, and $6.4 million, respectively. A sale-leaseback of store buildings was completed in the amount of $0.6 million, $2.0 million, and $6.1 million in fiscal 2002, 2001, and 2000, respectively. This resulted in net cash used for acquisition of property and equipment in fiscal 2002, 2001, and 2000 of $5.4 million, $3.9 million, and $0.3 million, respectively. Anticipated cash payments for acquisition of property and equipment in fiscal 2003, principally for store buildings and fixtures, are $7.5 million.

During fiscal 1999, the Company's Board of Directors approved a plan to repurchase up to 411,000 shares of the Company's Common Stock (the "Stock Repurchase Program"). During fiscal 2000, the Company's Board of Directors approved the repurchase of an additional 1,000,000 shares. Purchases pursuant to the Stock Repurchase Program are to be made from time to time in the open market or directly from stockholders at prevailing market prices. The Stock Repurchase Program is anticipated to be funded with internally generated cash and borrowing under the Company's credit facility. As of February 3, 2002, the Company had purchased and retired 1,010,300 shares of Common Stock for $8.1 million, which represents 20% of its outstanding shares.

The following table summarizes the Company's significant contractual obligations payable as of February 3, 2002 (in thousands). The long-term debt payments represent principle payments only. Amounts due under the Company's revolving loan credit facility (principle balance of $18,137 as of February 3, 2002) are not included in this table. The revolving loan which the Company obtained on April 15, 2002 is due in April 2006.

	Payments due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	1,501	469	1,032	0	0
Capital Lease Obligations	10,180	1,457	2,768	2,567	3,388
Operating Leases	72,334	10,704	16,590	12,368	32,672
Total contractual cash obligations	84,015	12,630	20,390	14,935	36,060

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS, FINANCIAL CONDITION OR BUSINESS

In order to take advantage of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, the Company is hereby identifying important risks and uncertainties that could affect the Company's actual results of operations, financial condition or business and could cause the Company's actual results of operations, financial condition or business to differ materially from its historical results of operations, financial condition or business, or the results of operations, financial condition or business contemplated by the forward-looking statements made herein or elsewhere orally or in writing, by, or on behalf of, the Company. Factors that could cause or contribute to such differences include, but are not limited to, those factors described below.

Expansion Plans

The continued growth of the Company is dependent, in large part, upon the Company's ability to open and operate new stores on a timely and profitable basis. The Company plans to open approximately 4 ALCO stores in the current fiscal year and at least 4 ALCO stores in both fiscal 2004 and 2005. While the Company believes that adequate sites are currently available, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include the availability of acceptable communities for store locations, the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire, train and retain qualified personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company will be able to continue to successfully identify and obtain new store sites or that once obtained, the new stores will achieve satisfactory sales or profitability.

Competition

The Company's strategy is to locate its ALCO stores in smaller retail markets where there is no competing full-line discount retail store within the primary trade area and where the Company believes the opening of a store would significantly reduce the likelihood of such a competitor entering the market. No assurance can be given, however, that competition will not emerge in such markets which, if developed, could seriously reduce the prospect of a profitable store in such market. In those markets in which the Company has direct competition, it often competes with national or regional full-line discount stores which often have substantially greater financial and other resources than the Company.

Government Regulation

The Company is subject to numerous federal, state and local government laws and regulations, including those relating to the development, construction and operation of the Company's stores. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, laws and regulations relating to overtime, working and safety conditions, and citizenship requirements. Material increases in the cost of compliance with any applicable law or regulation and similar matters could materially and adversely affect the Company.

In 1996, Congress enacted The Small Business Job Protection Act of 1996 (the "Act"), raising the hourly minimum wage from $4.75 to $5.15 effective as of September 1, 1997. The majority of the Company's store employees were paid hourly wages below these increased minimum wage rates. As a result, the Act increased the Company's payroll expense. Additional increases in the minimum wage could have a material impact on the results of the Company's operations if it is unable to pass those increased costs on to customers or if sales are not increasing at a rate large enough to offset the impact.

Control by Significant Stockholders

Kansas Public Employees Retirement System ("KPERS") and Jeffrey Macke are principal stockholders of the Company, beneficially owning approximately 17% and 13%, respectively, of the outstanding shares of Common Stock of the Company as of March 1, 2002.

Quarterly Fluctuations

Quarterly results of operations have historically fluctuated as a result of retail consumers' purchasing patterns, with the highest quarter in terms of sales and profitability being the fourth quarter. Quarterly results of operations will likely continue to fluctuate significantly as a result of such patterns and may fluctuate due to the timing of new store openings.

Economic Conditions

Similar to other retail businesses, the Company's operations may be affected adversely by general economic conditions and events which result in reduced consumer spending in the markets served by its stores. Also, smaller communities where the Company's stores are located may be dependent upon a few large employers or may be significantly affected by economic conditions in the industry upon which the community relies for its economic viability, such as the agricultural industry. This may make the Company's stores more vulnerable to a downturn in a particular segment of the economy than the Company's competitors, which operate in markets which are larger metropolitan areas where the local economy is more diverse.

Dependence on Officers

The development of the Company's business has been largely dependent on the efforts of its current management team headed by Glen L. Shank and sixteen other officers. The loss of the services of one or more of these officers could have a material adverse effect on the Company.

No Recent Dividend Payments; Restrictions on Payment of Dividends

The Company has not paid a cash dividend on the Common Stock for more than five years, and it has no plans to commence paying cash dividends on the Common Stock. The Company's revolving loan credit facility currently allows the payment of cash dividends unless certain loan covenants are triggered.

Impact of Change in Accounting Principle

Effective October 30, 2000, the Company, in response to the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), changed its method of accounting for layaway sales, retroactive to the beginning of that year. Previously, the Company recognized revenue on the entire amount of layaway sales at the time merchandise was placed on layaway. Under the new method, revenue on layaway sales are recognized upon delivery of the merchandise to the customer. The effect of adopting the accounting change on earnings before cumulative effect of accounting change, net earnings, and net earnings per share for fiscal 2001 is to increase (decrease) such amounts by $(38,000), $(211,000), and $(.05), respectively. The change is considered a cumulative effect-type accounting change and, accordingly, the cumulative effect as of January 31, 2000 has been reported in the accompanying financial statements. Financial statements for fiscal 2000 and prior periods have not been restated. The Company believes the pro forma effect on net earnings and earnings per share for fiscal 2000 and 1999, as if the new accounting method had been applied consistently during such periods, is not material.

New Accounting Standards

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. Management believes that the adoption of SFAS No. 144 will not have a significant impact on the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to market risk from exposure to changes in interest rates based on its financing, investing and cash management activities. The Company maintains a secured line of credit at variable interest rates to meet the short-term needs of its expansion program and seasonal inventory increases.

Under this loan agreement, the Company converted $30,000,000 from the revolving rate loan to a 7.23% fixed rate loan on April 15, 1998. Borrowings by the Company subsequent to April 15, 2001 were obtained pursuant to the Revolving Rate Loan (balance of $3,137,000 as of February 3, 2002) or LIBOR Rate loan (balance of $15,000,000 as of February 3, 2002) provisions of the revolving loan credit facility.

The Company entered into an interest rate swap in December 2000 with a notional principal amount of $10,000,000 whereby the Company pays a fixed rate of interest and receives interest based on LIBOR for the period April 15, 2001 to April 15, 2002 to mitigate its interest rate risk under the LIBOR rate loan.

On April 15, 2002, the Company replaced the existing line of credit with a new line of credit with Fleet Retail Finance Inc. that expires in April 2006. The credit line available is $70,000,000, which carries a variable rate of interest.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARY

Financial Statement Schedules:

No financial statement schedules are included as they are not applicable to the Company.

Independent Auditors' Report

The Board of Directors and Stockholders
Duckwall-ALCO Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Duckwall-ALCO Stores, Inc. and subsidiaries as of February 3, 2002 and January 28, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended February 3, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duckwall-ALCO Stores, Inc. and subsidiaries as of February 3, 2002, January 28, 2001, and January 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended February 3, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 of notes to consolidated financial statements, the Company changed its method of accounting for layaway sales in the year ended January 28, 2001.

KPMG LLP

Wichita, Kansas
March 13, 2002

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Fiscal years ended February 3, 2002, January 28, 2001, and January 30, 2000
(Dollars in thousands, except per share amounts)

		2002	2001	2000
Net sales	$	411,871	390,584	380,504
Cost of sales		277,272	262,040	252,691
Gross margin		134,599	128,544	127,813
Selling, general, and administrative (notes 4 and 5)		117,163	110,033	106,705
Depreciation and amortization		6,380	6,233	6,396
Provision for asset impairment and store closure		601	1,502	463
Total operating expenses		124,144	117,768	113,564
Income from operations		10,455	10,776	14,249
Interest expense (notes 3 and 5)		2,778	3,254	3,672
Earnings before income taxes and cumulative effect of accounting change		7,677	7,522	10,577
Income tax expense (note 6)		2,923	2,843	4,019
Earnings before cumulative effect of accounting change		4,754	4,679	6,558
Cumulative effect of accounting change, net of income tax benefit of $111 in 2001 (note 1)		—	(173)	—
Net earnings	$	4,754	4,506	6,558
Earnings per share – basic (note 9):				
Earnings before cumulative effect of accounting change	$	1.13	1.04	1.32
Cumulative effect of accounting change		—	(0.04)	—
Net earnings	$	1.13	1.00	1.32
Earnings per share – diluted (note 9):				
Earnings before cumulative effect of accounting change	$	1.13	1.04	1.32
Cumulative effect of accounting change		—	(0.04)	—
Net earnings	$	1.13	1.00	1.32

See accompanying notes to consolidated financial statements.

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

February 3, 2002 and January 28, 2001
(Dollars in thousands)

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 3,219	7,851
Receivables (note 3)	1,663	2,197
Inventories (notes 2 and 3)	125,165	123,745
Prepaid expenses	959	553
Total current assets	131,006	134,346
Property and equipment, at cost (note 3):		
Land and land improvements	2,839	2,998
Buildings and building improvements	17,616	17,985
Furniture, fixtures, and equipment	44,701	42,713
Transportation equipment	2,088	2,288
Leasehold improvements	9,972	8,666
Construction work in progress	1,305	944
Total property and equipment	78,521	75,594
Less accumulated depreciation and amortization	48,723	44,712
Net property and equipment	29,798	30,882
Property under capital leases (note 5)	20,407	20,407
Less accumulated amortization	16,226	15,626
Net property under capital leases	4,181	4,781
Other assets	15	85
Deferred income taxes (note 6)	286	—
	$ 165,286	170,094

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity		2002	2001
Current liabilities:			
Current maturities of long-term debt (note 3)	$	469	564
Notes payable under revolving loan credit facility (note 3)		18,137	—
Current maturities of capital lease obligations (note 5)		703	683
Accounts payable		24,511	24,590
Income taxes payable		3,677	706
Accrued salaries and commissions		4,289	4,800
Accrued taxes other than income		4,080	4,169
Other current liabilities		2,581	2,711
Deferred income taxes (note 6)		1,458	2,122
Total current liabilities		59,905	40,345
Notes payable under revolving loan credit facility (note 3)		—	25,606
Long-term debt, less current maturities (note 3)		1,032	1,501
Capital lease obligations, less current maturities (note 5)		6,096	6,799
Other noncurrent liabilities		1,947	1,993
Deferred revenue		716	716
Deferred income taxes (note 6)		—	628
Total liabilities		69,696	77,588
Stockholders' equity (notes 4, 7, and 8):			
Common stock, $0.0001 par value. Authorized 20,000,000 shares in 2002 and 2001; issued and outstanding 4,149,599 and 4,419,599 shares in 2002 and 2001, respectively		1	1
Additional paid-in capital		47,609	49,263
Retained earnings		47,996	43,242
Accumulated other comprehensive income (loss)		(16)	—
Total stockholders' equity		95,590	92,506
Commitments (note 5)			
	$	165,286	170,094

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Fiscal years ended February 3, 2002, January 28, 2001, and January 30, 2000
(Dollars in thousands)

		Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance, January 31, 1999	$	1	54,247	32,178	—	86,426
Net earnings for the year ended January 30, 2000		—	—	6,558	—	6,558
Exercise of outstanding options to purchase 7,575 common shares		—	70	—	—	70
Repurchase and retirement of 327,600 common shares		—	(2,836)	—	—	(2,836)
Balance, January 30, 2000		1	51,481	38,736	—	90,218
Net earnings for the year ended January 28, 2001		—	—	4,506	—	4,506
Income tax benefit relating to period prior to reorganization (note 8)		—	754	—	—	754
Repurchase and retirement of 352,700 common shares		—	(2,972)	—	—	(2,972)
Balance, January 28, 2001		1	49,263	43,242	—	92,506
Net earnings for the year ended February 3, 2002		—	—	4,754	—	4,754
Cumulative effect adjustment upon adoption of SFAS No. 133, net of tax (note 1)		—	—	—	(76)	(76)
Amortization of cumulative effect adjustment		—	—	—	60	60
Comprehensive income						4,738
Repurchase and retirement of 270,000 common shares		—	(1,654)	—	—	(1,654)
Balance, February 3, 2002	$	1	47,609	47,996	(16)	95,590

See accompanying notes to consolidated financial statements.

DUCKWALL-ALCO STORES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal years ended February 3, 2002, January 28, 2001, and January 30, 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 4,754	4,506	6,558
Adjustments to reconcile net earnings to cash provided by operating activities:			
Cumulative effect of accounting change, net of income tax benefit	—	173	—
Depreciation and amortization	6,380	6,233	6,396
Amortization of debt financing costs	70	103	118
Deferred income taxes	(1,568)	(225)	(905)
Loss on disposition or impairment of property and equipment	687	1,183	126
Decrease (increase) in receivables	534	(434)	1,187
Increase in inventories	(1,420)	(1,237)	(8,638)
Increase in prepaid expenses	(406)	(86)	(53)
Increase in other assets	—	(9)	(44)
(Decrease) increase in accounts payable	(79)	(2,191)	6,293
Increase (decrease) in income taxes payable	2,971	(1,137)	63
Increase (decrease) in accrued salaries and commissions	(511)	(12)	107
(Decrease) increase in accrued taxes other than income	(89)	147	502
Increase (decrease) in other liabilities	(202)	425	(986)
Decrease in deferred revenue	—	(136)	(223)
Net cash provided by operating activities	11,121	7,303	10,501
Cash flows from investing activities:			
Proceeds from sale of property and equipment	618	2,060	6,104
Acquisition of:			
Buildings	(517)	(2,110)	(1,797)
Fixtures, equipment, and leasehold improvements	(5,484)	(3,824)	(4,616)
Net cash used in investing activities	(5,383)	(3,874)	(309)
Cash flows from financing activities:			
Decrease in notes payable under revolving loan credit facility	(7,469)	(4,814)	(178)
Proceeds from exercise of outstanding stock options	—	—	70
Repurchase of stock	(1,654)	(2,972)	(2,836)
Principal payments on long-term debt	(564)	(1,187)	(3,129)
Principal payments under capital lease obligations	(683)	(607)	(540)
Net cash used in financing activities	(10,370)	(9,580)	(6,613)
Net increase (decrease) in cash and cash equivalents	(4,632)	(6,151)	3,579
Cash and cash equivalents at beginning of year	7,851	14,002	10,423
Cash and cash equivalents at end of year	$ 3,219	7,851	14,002

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Duckwall-ALCO Stores, Inc. and subsidiaries (the Company) is engaged in the business of retailing general merchandise throughout the central portion of the United States of America through discount department and variety store outlets. Merchandise is purchased for resale from many vendors, and transactions with individual vendors and customers do not represent a significant portion of total purchases and sales.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany account balances have been eliminated in consolidation.

(c) Basis of Presentation

The Company's fiscal year ends on the Sunday nearest to January 31. Fiscal 2002 consists of 53 weeks, fiscal 2001 and 2000 consist of 52 weeks.

(d) Inventories

Store inventories are stated at the lower of cost or net realizable value as estimated by the retail inventory method. Warehouse inventories are stated at the lower of cost or net realizable value. The Company utilizes the last-in, first-out (LIFO) method of determining cost of store and warehouse inventories.

(e) Property and Equipment

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Amortization of capital leases is computed on a straight-line basis over the terms of the lease agreements. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term, or ten years. Estimated useful lives are as follows:

Buildings	25 years
Building improvements	10 years
Furniture, fixtures, and equipment	3 – 8 years
Transportation equipment	3 – 5 years
Leasehold improvements	2 – 10 years

Major improvements are capitalized while maintenance and repairs, which do not extend the useful life of the asset, are charged to expense as incurred.

(Continued)

(Dollars in thousands, except per share amounts)

(f) *Income Taxes*

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) *Net Sales*

Sales are recorded in the period of sale. Sales returns, which are not material, are recorded in the period of return as a reduction of sales.

(h) *Change in Accounting Principle*

Effective January 29, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its designation and effectiveness. For derivatives that qualify as effective hedges, the change in fair value has no net impact on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value is recognized in current period earnings.

At January 29, 2001, the Company held one derivative instrument, an interest rate swap agreement entered into in December 2000 with a notional principal amount of $10,000 whereby the Company pays a fixed rate of interest and receives interest based on LIBOR for the period from April 15, 2001 to April 15, 2002. The purpose of the interest rate swap agreement is to mitigate the Company's interest rate risk under its revolving credit facility.

Prior to January 29, 2001, the Company had accounted for the interest rate swap agreement as a cash flow hedge. Upon adoption of SFAS No. 133, the Company elected to not use hedge accounting for the interest rate swap agreement. Accordingly, a cumulative-effect-type adjustment was made to Accumulated Other Comprehensive Income in the amount of $76, which represents the fair value of the interest rate swap at the date of adoption of SFAS No. 133 ($123) net of income tax effect ($47). The cumulative effect adjustment is being amortized to earnings over the period from April 15, 2001 to April 15, 2002. During 2002, the Company recorded interest expense of $97 ($60 net of tax) to amortize the transition adjustment. Subsequent to the adoption of SFAS No. 133, the Company recorded a reduction of interest expense of $16 to reflect the change in fair value of the interest rate swap agreement.

(Continued)

(Dollars in thousands, except per share amounts)

Effective October 30, 2000, the Company, in response to the Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), changed its method of accounting for layaway sales, retroactive to the beginning of the year. Previously, the Company recognized revenue on the entire amount of layaway sales at the time merchandise was placed on layaway. Under the new method, revenue on layaway sales are recognized upon delivery of the merchandise to the customer. The effect of adopting the accounting change on earnings before cumulative effect of accounting change, net earnings, and net earnings per share for fiscal 2001 is to increase (decrease) such amounts by $(38), $(211), and $(0.05), respectively. The change is considered a cumulative effect-type accounting change and, accordingly, the cumulative effect as of January 31, 2000 has been reported in the accompanying financial statements. Financial statements for fiscal 2000 and prior periods have not been restated. The Company believes the pro forma effect on net earnings and earnings per share for fiscal 2000, as if the new accounting method had been applied consistently during such period, is not material.

(i) *Net Earnings Per Share*

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding. Diluted net earnings per share reflects the potential dilution that could occur if contracts to issue securities (such as stock options) were exercised. See note 9.

(j) *Consolidated Statements of Cash Flows*

For purposes of the consolidated statements of cash flows, the Company considers cash and cash equivalents to include currency on hand and money market funds.

During fiscal 2002, 2001, and 2000, the following amounts were paid for interest and income taxes:

		2002	2001	2000
Interest, excluding interest on capital lease obligations and amortization of debt financing costs (net of capitalized interest of $26 in fiscal 2002, $59 in fiscal 2001, and $48 in fiscal 2000)	$	2,031	2,141	2,628
Income taxes		1,520	4,205	4,928

(k) *Use of Estimates*

Management of the Company has made certain estimates and assumptions in the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(Dollars in thousands, except per share amounts)

(l) Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. For purposes of determining impairment, the Company groups assets at the store level. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Provisions for asset impairment of $498, $1,182, and $294 for fiscal 2002, 2001, and 2000, respectively, are included in the consolidated statements of operations.

(m) Store Closure Expenses

The Company records a provision for store closure expenses and a related liability in the period the Company makes the decision to close a store and puts in place a definitive plan of closure for such store that will be completed in the near term. Such store closure expenses consist primarily of lease costs and property tax amounts that relate to the period subsequent to the date of closure. The liability is charged as the related amounts are paid. There were no significant adjustments to the liability in fiscal 2002, 2001, or 2000. The store closure expense reflected in the consolidated statements of operations for fiscal 2002, 2001, and 2000 is $103, $320, and $169, respectively. The amount of liability for store closure reflected in the consolidated balance sheets at February 3, 2002, and January 28, 2001 is $76 and $218, respectively, (included in other current liabilities).

(n) Stock-based Compensation

The Company accounts for its stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. In addition, SFAS No. 123, *Accounting for Stock-Based Compensation*, requires that pro forma net earnings, and pro forma earnings per share disclosures be provided for employee stock option grants made in fiscal year 1996 and subsequent years as if the fair value-based cost measurement method defined in SFAS No. 123 had been applied.

(2) Inventories

Inventories at February 3, 2002 and January 28, 2001 are stated at the lower of cost or net realizable value as determined under the LIFO method of accounting. Inventories at February 3, 2002 and January 28, 2001 are summarized as follows:

	2002	2001
FIFO cost	$ 125,760	124,340
Less LIFO reserve	(595)	(595)
LIFO cost	$ 125,165	123,745

(Continued)

(Dollars in thousands, except per share amounts)

(3) Credit Arrangements, Notes Payable, and Long-term Debt

The Company's loan agreement with its lenders provides a revolving loan credit facility of up to $70,000 of long-term financing. The amount advanced (through a note or letters of credit) to the Company bears interest at the prime rate on the Revolving Rate Loan and LIBOR plus 1.50% on the LIBOR Rate Loan and is generally limited to 65% of eligible inventory, as defined. Advances are secured by a security interest in the Company's inventory, accounts receivable, and intangible assets. The loan agreement contains various restrictions including limitations on additional indebtedness, sales of assets, and financial covenants related to the ratio of earnings to fixed charges and tangible net worth, all as defined. The loan agreement prohibits the payment of dividends. The loan agreement expires in April 2002 and automatically renews for successive one-year terms thereafter unless terminated by the lenders or the Company.

Under this agreement, the Company converted $30,000 from the Revolving Rate Loan to a 7.23% Fixed Rate Loan on April 15, 1998 which expired April 15, 2001. Borrowings by the Company subsequent to April 15, 2001 were obtained pursuant to the Revolving Rate Loan (balance of $3,137 at February 3, 2002) or LIBOR Rate loan (balance of $15,000 at February 3, 2002) provisions of the revolving loan credit facility.

The Company entered into an interest rate swap in December 2000 with a notional principal amount of $10,000 whereby the Company pays a fixed rate of interest and receives interest based on LIBOR for the period April 15, 2001 to April 15, 2002 to mitigate its interest rate risk under the LIBOR Rate Loan. The fair value of this swap ($107,000 at February 3, 2002) is included in other current liabilities. Interest expense for fiscal 2002 includes $292 of interest paid by the Company under the interest rate swap agreement.

Notes payable outstanding at February 3, 2002 and January 28, 2001 under the revolving loan credit facility aggregated $18,137 and $25,606, respectively. The lender had also issued letters of credit aggregating $2,661 and $2,817, respectively, at such dates on behalf of the Company. The interest rate on outstanding borrowings at February 3, 2002 was 4.75% on the Revolving Rate Loan and 3.25% on the LIBOR Rate Loan payable monthly. The Company had additional borrowings available at February 3, 2002 under the revolving loan credit facility amounting to $49,202.

Long-term debt, exclusive of notes payable under the revolving loan credit facility as described above, at February 3, 2002 and January 28, 2001 consisted of the following:

		2002	2001
6.4% note payable due in monthly installments, including interest, through January 2005, secured by equipment	$	1,501	1,941
9.875% mortgage note payable due in monthly installments, including interest, through September 2001		—	83
8.41% note payable due in monthly installments, including interest, through March 2001, secured by airplane		—	41
		1,501	2,065
Less current maturities		469	564
Long-term debt, less current maturities	$	1,032	1,501

(Continued)

(Dollars in thousands, except per share amounts)

Interest expense on notes payable and long-term debt in fiscal 2002, 2001, and 2000 aggregated $1,941, $2,341, and $2,692, respectively.

Maturities of long-term debt, including the notes payable under the revolving loan credit facility, in each of the next three years as of February 3, 2002 are as follows:

Fiscal year:		
2003	$	18,606
2004		500
2005		532
	$	19,638

In February 2002, the Company obtained a commitment from a lender to provide a Senior Secured Revolving Credit Facility of up to $70,000, subject to borrowing base limitations, for a four year term from date of closing to replace the revolving loan credit facility described above. The commitment is subject to certain conditions. The Company anticipates that it will close on this new financing in April 2002.

(4) Employee Benefits

The Company has a trusteed Profit Sharing Plan (Plan) for the benefit of eligible employees. The Plan provides for an annual contribution of not more than 20% of earnings for the year before the profit sharing contribution and Federal and state income taxes, limited to 15% of the annual compensation of the participants in the Plan. Contributions by the Company vest with the participants over a seven-year period. The Company reserves the right to discontinue its contributions at any time. Expense arising from such Plan for fiscal 2002, 2001, and 2000 amounted to $512, $505, and $700, respectively.

At January 30, 2000, the Plan owned 79,053 shares of the Company's common stock. The Plan sold all such shares in February 2000.

(5) Leases

The Company is lessee under long-term capital leases expiring at various dates. The components of property under capital leases as of February 3, 2002 and January 31, 2001 are as follows:

		2002	2001
Buildings	$	16,624	16,624
Fixtures		3,783	3,783
		20,407	20,407
Less accumulated amortization		16,226	15,626
Net property under capital leases	$	4,181	4,781

The Company also has noncancelable operating leases, primarily for buildings and transportation equipment, that expire at various dates.

(Continued)

(Dollars in thousands, except per share amounts)

Future minimum lease payments under all noncancelable leases together with the present value of the net minimum lease payments pursuant to capital leases as of February 3, 2002 are as follows:

		Capital		Operating
Fiscal year:				
2003	$	1,457		10,704
2004		1,384		9,228
2005		1,384		7,362
2006		1,339		6,575
2007		1,228		5,793
Later years		3,388		32,672
Total minimum lease payments		10,180	$	72,334
Less amount representing interest		3,381		
Present value of net minimum lease payments		6,799		
Less current maturities		703		
Capital lease obligations, less current maturities	$	6,096		

Minimum payments have not been reduced by minimum sublease rentals of $144 under operating leases due in the future under noncancelable subleases. They also do not include contingent rentals which may be paid under certain store leases on the basis of percentage of sales in excess of stipulated amounts. Contingent rentals applicable to capital leases amounted to $105, $59, and $50, for fiscal 2002, 2001, and 2000, respectively.

Interest on capital lease obligations in fiscal 2002, 2001, and 2000 aggregated $838, $913, and $980, respectively.

The following schedule presents the composition of total rent expense for all operating leases for fiscal 2002, 2001, and 2000:

		2002	2001	2000
Minimum rentals	$	10,096	10,083	9,397
Contingent rentals		681	298	320
Less sublease rentals		(152)	(183)	(107)
	$	10,625	10,198	9,610

(Continued)

(Dollars in thousands, except per share amounts)

Sale-Leaseback Transaction

The Company has sold and leased back certain stores (land and buildings). The net proceeds from the sale-leaseback transactions amounted to approximately $609, $2,000, and $6,100 for fiscal 2002, 2001, and 2000, respectively. As a result of the sale-leaseback transactions, the Company incurred gains of $36, $0, and $909 in fiscal 2002, 2001, and 2000, respectively, which have been deferred for financial reporting purposes. Such deferred gains are included within other noncurrent liabilities and are being amortized over the term of the related leases (20 years).

(6) Income Taxes

Income tax expense (benefit) for fiscal 2002, 2001, and 2000 consists of:

		Current	Deferred	Total
2002				
Federal	$	3,839	(1,306)	2,533
State		652	(262)	390
	$	4,491	(1,568)	2,923
2001:				
Federal	$	2,623	(187)	2,436
State		445	(38)	407
	$	3,068	(225)	2,843
2000:				
Federal	$	4,135	(727)	3,408
State		789	(178)	611
	$	4,924	(905)	4,019

Income tax expense was $2,923, $2,843, and $4,019 for fiscal 2002, 2001, and 2000, respectively, and differs from the amounts computed by applying the Federal income tax rate of 35% in 2002, 2001, and 2000 as a result of the following:

		2002	2001	2000
Computed "expected" tax expense	$	2,687	2,633	3,702
State income taxes, net of the Federal income tax benefit		254	265	397
Other, net		(18)	(55)	(80)
	$	2,923	2,843	4,019

(Continued)

(Dollars in thousands, except per share amounts)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at February 3, 2002 and January 28, 2001 are presented below:

		2002	2001
Deferred tax assets:			
Capital leases	$	1,001	1,033
Other assets		65	56
Other liabilities		1,015	1,139
Net operating loss and tax credit carryforwards		5	20
Total gross deferred tax assets		2,086	2,248
Less valuation allowance		(5)	(20)
Net deferred tax assets		2,081	2,228
Deferred tax liabilities:			
Inventories, principally due to differences in the LIFO reserve arising from a prior business combination accounted for as a purchase		1,725	2,494
Property and equipment, due to differences in depreciation and a prior business combination accounted for as a purchase		1,528	2,484
Total gross deferred tax liabilities		3,253	4,978
Net deferred tax liability	$	1,172	2,750

At February 3, 2002, the Company has net operating loss carryforwards for state income tax purposes in various states aggregating $1,032 which are available to offset future state taxable income in those states, if any, expiring at various dates through fiscal 2006. The valuation allowance relates to the net operating loss (NOL) carryforwards.

(Continued)

(Dollars in thousands, except per share amounts)

(7) Stock Option Plan

During fiscal 1994, the Company adopted a stock option plan under which options to purchase 125,000 shares of common stock may be granted to key employees. The stock option plan was amended in June 1994 to increase the number of options which may be granted under the plan to 200,000, was amended in March 1997 to increase to 450,000 and was further amended in May 1999 to increase to 650,000. The plan provides that the option price shall not be less than the fair market value of the shares on the date of grant and that unexercised options expire five years from that date. The options become exercisable in equal amounts over a four-year period from the grant date. Information regarding options which were outstanding at February 3, 2002, January 28, 2001, and January 30, 2000 is presented below:

	Number of shares	Weighted average exercise price
Options outstanding, January 31, 1999	235,562	$ 13.00
Issued	375,550	7.98
Exercised	(7,575)	9.20
Canceled	(54,550)	10.64
Options outstanding, January 30, 2000	548,987	9.86
Issued	58,900	7.94
Canceled	(59,600)	10.54
Options outstanding, January 28, 2001	548,287	9.58
Issued	—	—
Canceled	(56,737)	10.93
Options outstanding, February 3, 2002	491,550	$ 9.42

(Continued)

(Dollars in thousands, except per share amounts)

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in APB 25 and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by Statement 123, net earnings and net earnings per share would have been decreased to the pro forma amounts indicated in the table below:

		2002	2001	2000
Earnings before cumulative effect of accounting change, as reported	$	4,754	4,679	6,558
Earnings before cumulative effect of accounting change, pro forma		4,548	4,281	6,407
Earnings per share, before cumulative effect of accounting change, as reported:				
Basic		1.13	1.04	1.32
Diluted		1.13	1.04	1.32
Earnings, per share, before cumulative effect of accounting change, pro forma:				
Basic		1.08	0.95	1.29
Diluted		1.08	0.95	1.29

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2001		2000	
Expected dividend yield	0	%	0	%
Expected stock price volatility	37.8		36.3	
Risk-free interest rate	5.6		6.2	
Expected life of options	5 years		5 years	

The weighted average grant date fair value of options granted during 2001 and 2000 is $3.35 and $3.37 per share, respectively.

	Options outstanding				Options exercisable		
Range of exercise price	Number outstanding at February 3, 2002	Weighted average remaining contractual life		Weighted average exercise price	Number exercisable at February 3, 2002		Weighted average exercise price
$7.94 to $12.88	455,000	2.58	$	8.69	247,850	$	9.29
$18.50	36,550	1.33		18.50	27,413		18.50
$7.94 to $18.50	491,550				275,263		

(Continued)

(Dollars in thousands, except per share amounts)

(8) Stockholders' Equity

During 1998, the Company's board of directors approved a plan to repurchase up to 411,000 shares of the Company's common stock (the Stock Repurchase Program). During fiscal 2000, the Company's board of directors approved the repurchase of an additional 1,000,000 shares. Purchases pursuant to the Stock Repurchase Program are to be made from time to time in the open market or directly from stockholders at prevailing market prices. The Stock Repurchase Program is anticipated to be funded with internally generated cash and borrowings under the Credit Facility. As of February 3, 2002, the Company had purchased 1,010,300 shares of common stock for $8,131.

The Company has accounted for the confirmation of its plan of reorganization under Chapter 11 of the Federal bankruptcy laws which was confirmed by the Bankruptcy Court on May 17, 1991 as a quasi-reorganization. During fiscal 2001, the Company recorded the remaining income tax benefit from loss periods prior to the quasi-reorganization as a reduction of noncurrent deferred income tax liability and an increase to additional paid-in capital.

(9) Earnings Per Share

The following is a reconciliation of the outstanding shares utilized in the computation of earnings per share:

	2002	2001	2000
Outstanding shares:			
Weighted average shares outstanding (basic)	4,191,809	4,482,153	4,967,332
Effect of dilutive options to purchase common stock	15,751	18,953	—
As adjusted for diluted calculation	4,207,560	4,501,106	4,967,332
Earnings before cumulative effect of accounting change – basic and diluted	$ 4,754	4,679	6,558

Earnings per share amounts have been computed on the absolute amount of net earnings whereas the above net earnings amounts have been rounded to the nearest thousand.

(Continued)

(Dollars in thousands, except per share amounts)

(10) Quarterly Financial Information (Unaudited)

Financial results by quarter are as follows:

		First quarter	Second quarter	Third quarter	Fourth quarter
2002:					
Net sales	$	91,794	101,763	94,807	123,507
Gross margin		29,655	33,173	32,542	39,229
Net earnings		23	943	412	3,376
Net earnings per share (a):					
Basic		0.01	0.23	0.10	0.81
Diluted		0.01	0.23	0.10	0.80
2001:					
Net sales	$	91,091	99,558	89,264	110,671
Gross margin (b)		30,326	33,285	29,973	34,960
Earnings before cumulative effect of accounting change		574	1,905	90	2,110
Cumulative effect of accounting change		(173)	—	—	—
Net earnings		401	1,905	90	2,110
Net earnings per share before cumulative effect of accounting change (a) and (c)					
Basic		0.12	0.43	0.02	0.48
Diluted		0.12	0.43	0.02	0.48

(a) Earnings per share amounts are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share in fiscal 2002 and fiscal 2001 does not equal the total computed for the year.

(b) The pretax LIFO inventory provision for the fiscal year ended January 28, 2001 was estimated to be expense of $175, $0, and $0 in each of the first three quarters, respectively. The annual provision amounted to $0 resulting in a credit of $175 in the fourth quarter.

(c) The cumulative effect of adopting the accounting change for layaway sales was $(0.04) in the first quarter of fiscal 2001.

(Continued)

(Dollars in thousands, except per share amounts)

(11) Fair Value of Financial Instruments

The Company has determined the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*. For long-term debt, the fair value is estimated by discounting the future cash flows at rates currently available for similar types of debt instruments. Such fair value approximated the carrying value of long-term debt at February 3, 2002 and January 28, 2001. For notes payable under revolving loan credit facility, fair value approximates the carrying value due to the variable interest rate.

For all other financial instruments including cash, receivables, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to the short maturity of those instruments.

(12) Related Party Transactions

Lease payments to related parties amounted to approximately $670, $663, and $660 in fiscal 2002, 2001, and 2000, respectively.

During fiscal 2002 and 2001, the Company paid a consulting firm $275 and $1,002, respectively, to develop certain retailing initiatives. A board member of the Company has an ownership interest in the consulting firm.

During fiscal 2000, the Company paid a computer consulting firm, whose president or chairman was a director of the Company at that time, $230 for point-of-sale software and related services.

(13) Business Operations and Segment Information

The Company's business activities include operation of ALCO Discount Stores in towns with populations which are typically less than 5,000 not served by other regional or national retail discount chains and Duckwall variety stores that offer a more limited selection of merchandise which are primarily located in communities of less than 2,500 residents.

For financial reporting purposes, the Company has established two operating segments: "ALCO Discount Stores", and "All Other", which includes the Duckwall variety stores and other business activities, such as general office, warehouse, and distribution activities.

(Continued)

(Dollars in thousands, except per share amounts)

Segment Information

		2002	2001	2000
Net sales:				
ALCO Discount Stores	$	377,042	355,651	346,135
All other:				
External		34,829	34,933	34,369
Intercompany		223,420	213,542	204,043
	$	635,291	604,126	584,547
Depreciation and amortization:				
ALCO Discount Stores	$	4,159	4,138	4,111
All other		2,221	2,095	2,285
	$	6,380	6,233	6,396
Income (expense) from operations:				
ALCO Discount Stores	$	32,240	29,862	31,490
All other		(21,954)	(19,160)	(17,299)
	$	10,286	10,702	14,191
Capital expenditures:				
ALCO Discount Stores	$	4,593	4,262	5,149
All other		1,408	1,672	1,264
	$	6,001	5,934	6,413
Identifiable assets:				
ALCO Discount Stores	$	122,644	126,511	127,478
All other		41,382	42,945	50,055
	$	164,026	169,456	177,533

(Continued)

(Dollars in thousands, except per share amounts)

Income from operations as reflected in the above segment information has been determined differently than income from operations in the accompanying consolidated statements of operations as follows:

Intercompany Sales

Intercompany sales represent transfers of merchandise from the warehouse to ALCO Discount Stores and Duckwall variety stores.

Intercompany Expense Allocations

General and administrative expenses incurred at the general office have not been allocated to the ALCO Discount Stores for purposes of determining income from operations for the segment information.

Warehousing and distribution costs including freight applicable to merchandise purchases, have been allocated to the ALCO Discount Stores segment based on the Company's customary method of allocation for such costs (primarily as a stipulated percentage of merchandise purchases).

Inventories

Inventories are based on the FIFO method for segment information purposes and on the LIFO method for the consolidated statements of operations.

Leases

All leases are accounted for as operating leases for purposes of determining income from operations for purposes of determining the segment information for the ALCO Discount Stores whereas capital leases are accounted for as such in the consolidated statements of operations.

Identifiable assets as reflected in the above segment information include cash and cash equivalents, receivables, inventory, property and equipment, and property under capital leases.

A reconciliation of the segment information to the amounts reported in the consolidated financial statements is presented below:

		2002	2001	2000
Net sales per above segment information	$	635,291	604,126	584,547
Intercompany elimination		(223,420)	(213,542)	(204,043)
Net sales per consolidated statements of operations	$	411,871	390,584	380,504
Income from operations per above segment information	$	10,286	10,702	14,191
Inventory method		—	—	—
Property costs		85	82	117
Leases		84	(8)	(59)
Income from operations per consolidated statements of operations	$	10,455	10,776	14,249

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 23, 2002, contains under the caption "Election of Directors" certain information required by Item 10 of Form 10-K, and such information is incorporated herein by this reference. The information required by Item 10 of Form 10-K as to executive officers is set forth in Item 1 of this Form 10-K.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 23, 2002, contains under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" certain information required by Item 10 of Form 10-K, and such information is incorporated herein by this reference.

ITEM 11. EXECUTIVE COMPENSATION.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 23, 2002, contains under the caption "Executive Compensation and Other Information" the information required by Item 11 of Form 10-K, and such information is incorporated herein by this reference (except that the information set forth under the following subcaptions is expressly excluded from such incorporation: "Compensation Committee Report", "Audit Committee Report", and "Company Performance").

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 23, 2002, contains under the caption "Ownership of Duckwall Common Stock" the information required by Item 12 of Form 10-K and such information is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Stockholders to be held on May 23, 2002, contains under the caption "Compensation Committee Interlocks and Insider Participation" the information required by Item 13 of Form 10-K and such information is incorporated herein by this reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Financial Statements, Financial Statement Schedules, and Exhibits

(1) Consolidated Financial Statements

The financial statements are listed in the index for Item 8 of this Form 10-K.

(2) Financial Statement Schedules

No financial statement schedules are included as they are not applicable to the Company.

(3) Exhibits

The exhibits filed with or incorporated by reference in this report are listed below:

Number	Description
3.1	Amended and Restated Articles of Incorporation (filed as Exhibit 3(a) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
3.2	Certificate of Amendment to the Articles of Incorporation (filed as Exhibit 3(b) to Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995, and incorporated herein by reference) (filed as Exhibit 3(b) to Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995, and incorporated herein by reference).
3.3	Bylaws (filed as Exhibit 3(b) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
4.1	Specimen Common Stock Certificates (filed as Exhibit 4.1 to Company's Registration Statement on Form S-1 and incorporated herein by reference).
4.2	Reference is made to the Amended and Restated Articles of Incorporation and Bylaws described above under 3(1) and 3(3), respectively (filed as Exhibit 4(a) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
4.3	Reference is made to the Certificate of Amendment to the Articles of Incorporation described above under 3(2) (filed as Exhibit 3(2) to Company's Annual Report on Form 10-K for the fiscal year ended January 29, 1995, and incorporated herein by reference).
4.4	Form of 10% Subordinated Notes (filed as Exhibit 4(c) to Company's Registration Statement on Form S-1 and hereby incorporated herein by reference).
10.11	Employment Agreement, dated December 28, 2000 between the Company and Glen L. Shank, James E. Schoenbeck, James R. Fennema, Richard A. Mansfield, and Tom L. Canfield, Jr. (filed as Exhibit 10.11 of the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 and hereby incorporated herein by reference).*

10.13	Loan and Security Agreement, dated as of April 15, 2002, between the Registrant and Fleet Retail Finance Inc.
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Auditors.
27.1	Financial Data Schedule.

* Management contracts or compensation plans or arrangements required to be identified by Item 14(a)(3).

(b) Reports on Form 8-K.

No reports on Form 8-K were filed by the Company during the fourth quarter of the fiscal year ended February 3, 2002.

(c) Exhibits

The exhibits filed with this report are identified above under Item 14(a)(3)

(d) Financial Statement Schedules.

No financial statement schedules are included as they are not applicable to the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCKWALL-ALCO STORES, INC.

by */s/ Glen L. Shank*
Glen L. Shank
Chairman of the Board
and President

Dated: April 26, 2002

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
/s/ Glen L. Shank Glen L. Shank Chairman of the Board and President (Principal Executive Officer)	April 26, 2002
/s/ Richard A. Mansfield Richard A. Mansfield Vice President - Finance and Treasurer (Principal Financial and Accounting Officer)	April 26, 2002
/s/ Dennis A. Mullin Dennis A. Mullin Director	April 26, 2002
/s/ Lolan C. Mackey Lolan C. Mackey Director	April 26, 2002
/s/ Jeffrey Macke Jeffrey Macke Director	April 26, 2002
/s/ Robert L. Woodard Robert L. Woodard Director	April 26, 2002

DIRECTORS

Glen L. Shank
Dennis A. Mullin
Lolan C. Mackey
Jeffrey Macke
Robert L. Woodard

OFFICERS

Chairman of the Board and President	Glen L. Shank
Senior Vice President- Operations and Advertising	James E. Schoenbeck
Senior Vice President- Merchandising	James R. Fennema
Vice President- Finance and Treasurer	Richard A. Mansfield
Vice President- Secretary and General Counsel	Charles E. Bogan
Vice President- Personnel	Dennis P. Alesio
Vice President- Real Estate	John E. Hedeen
Vice President- Administration and Distribution	Tom L. Canfield, Jr.
Vice President- Divisional Merchandise Manager	Michael J. Gawin
Vice President- Duckwall Division	Charles E. Herfkens
Vice President- ALCO Division	Dean P. Van Horn
Vice President- ALCO Division	Matthew J. Nemmers
Vice President- Divisional Merchandise Manager	Robert E. Swartz, Jr.
Vice President- Divisional Merchandise Manager	Edward B. Teske
Vice President- Controller	David W. Mills
Vice President- Information Technology	Steven R. Spatz
Vice President-Training and Recruiting	Daniel J. Curoe

TRANSFER AGENT

UMB Bank, N.A.
928 Grand Avenue
P.O. Box 410064
Kansas City, MO 64141-0064
(816) 860-7761

INDEPENDENT AUDITORS

KPMG LLP
345 Riverview, Suite 100
Wichita, KS 67203
(316) 267-8341

STOCK LISTING

NASDAQ National Market tier of the NASDAQ Stock Market under the symbol "DUCK"

FORM 10-K REPORT

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission for the year end February 3, 2002, which includes audited financial statements, is included in this Annual Report. Additional copies are available upon request. Requests should be directed to Charles E. Bogan, Duckwall-ALCO Stores, Inc., 401 Cottage, Abilene, KS 67410.

ANNUAL MEETING

The Annual Meeting of the Stockholders of Duckwall-ALCO Stores, Inc. will be held at 10:00 A.M. CDT, Thursday, May 23, 2002 at the principal executive offices of the Company, located at 401 Cottage, Abilene, KS 67410.

BOARD OF DIRECTORS


Glen L. Shank


Dennis A. Mullin


Lolan C. Mackey


Jeffrey Macke


Robert L. Woodard

OFFICERS


Glen L. Shank


Jim E. Schoenbeck


James R. Fennema


Richard A. Mansfield


Charles E. Bogan


Dennis P. Alesio


John E. Hedeen


Tom L. Canfield Jr.


Michael J. Gawin


Dean P. Van Horn


Robert E. Swartz Jr.


Edward B. Teske


Michael L. Bowman


Kalen D. Gunderson


David W. Mills


Daniel J. Curoe


Steven R. Spatz

DUCKWALL-ALCO STORES

www.duckwall.com
401 Cottage Avenue - Abilene, Kansas 67410
785-263-3350

Stockholder equity per share has increased 74% over the last six years.

DUCK NASDAQ LISTED


Equity Per Share
Dollars
24
22
20
18
16
14
12
10
8
13.27
14.31
15.77
16.97
18.90
20.93
23.04
1996
1997
1998
1999
2000
2001
2002
Fiscal Year

Duckwall's strategy is to open stores in markets not served by national or regional full-line discount stores. (No direct competition)

Over the last ten fiscal years, the Company has increased the number of stores in markets with no direct competition from 48 to 222, or a total of 174 stores. At year-end, stores in those markets accounted for over 80% of total stores.


Stores By Market
Total Stores
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
56
53
49
47
46
48
49
51
49
45
42
48
57
72
91
110
137
176
206
220
222
222
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
Fiscal Year
Markets With Direct Competition
Markets With No Direct Competition

NVENIENT DISCOUNT RETAILER WORKING WITH
ND FRIENDLY SHOPPING ENVIRONMENT.


Net Sales
Millions
420
400
380
360
340
320
300
280
260
240
220
200
180
160
210.8
217.2
225.9
242.1
256.4
278.8
323.4
363.5
380.5
390.6
411.9
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02
Fiscal Year

Net sales for the year grew 5.5%, impacted by a same store sales increase of 3.0%, and the impact of a 53rd week in Fiscal 2002


Net Income
Thousands
8000
7000
6000
5000
4000
3000
2000
1000
0
1,559
2,260
4,130
5,130
5,935
7,190
7,215
6,558
4,506
4,754
'93 '94 '95 '96 '97(1) '98(1) '99(1) '00 '01 '02
Fiscal Year
(1) Pro forma amounts for effect of change in accounting principle, excluding the cumulative effect of the change

Net income increased by 5.5%. The impact of merchandising initiatives and the remodeled stores resulted in second half earnings 72% above the prior year.

STORE THAT SATISFIES THE CUSTOMER
E, QUALITY AND PRICE.

Our Goal Is To Increase Product Mix And Provide Greater Values.


SAVINGS
XTRA
ERA




SAVINGS




SAVINGS


ALCO SELECT

Some Of Our Major Initiatives Include
A Formalized Program Of Featuring Merchandise On Display In Our Stores,
And Expanded Consumables In Food, Detergents, Chemicals And Paper
That Are Priced Very Competitively.